November 27, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Scorpio Bulkers Inc.

Registration Statement on Form F-4

Filed November 8, 2013

File No. 333-192247

Registration Statement on Form F-1

Filed November 8, 2013

File No. 333-192246

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 of Scorpio Bulkers Inc. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Registration Statement on Form F-1”), and the draft confidential registration statement on Form F-4 of the Company in connection with the Company’s concurrent exchange offer (the “Registration Statement on Form F-4”, and together with the Registration Statement on Form F-1, the “Original Draft Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”) that were confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 1, 2013 and September 10, 2013, respectively. By letter dated October 17, 2013 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statements. The first amended draft registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4” and together with First Amended Registration Statement on Form F-1, collectively, the “First Amended Draft Registration Statements”), which respond to the Staff’s comments contained in the First Comment Letter, were filed with the Commission for review on November 8, 2013. By letter dated November 25, 2013, the Staff provided the Company with its comments to the First Amended Registration Statements (the “Second Comment Letter”). The Company has today filed via EDGAR its amended registration statement on Form F-1 (the “Second Amended Registration Statement on Form F-1”) and its amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4” and together with the Second Amended Registration Statement on Form F-1, collectively the “Second Amended Registration Statements”), which respond to the Staff’s comments contained in the Second Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statements, as applicable. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Second Amended Registration Statements showing changes made from the First Amended Draft Registration Statements. Page numbers referenced are to the Amended Registration Statements.

Registration Statement on Form F-4

Prospectus Summary, page 1

1.	We note your response to our prior comment 7. You state in your response letter that “concurrently with the pricing of the IPO” you plan to commence the exchange offer. However in the second paragraph of this section you state that you plan to offer and sell your common shares through an initial public offering “[p]rior to this Exchange Offer.” Please reconcile these statements either by revising your prospectus or providing us a clarifying explanation in your next response letter.

The Company has revised the second paragraph under “Prospectus Summary” on page 1 of the Second Amended Registration Statement on Form F-4 to clarify that it plans to offer and sell its common shares in its initial public offering concurrently with the Exchange Offer.

Our Business, page 1

2.	Please revise the third paragraph to clarify that there can be no assurance that you will be able to obtain necessary financing to fund your vessel acquisitions under the shipbuilding contracts.

The Company has revised the third paragraph under “Our Business” on page 2 of the Second Amended Registration Statement on Form F-1 and on page 2 of the Second Amended Registration Statement on Form F-4 to include the language requested by the Staff. The Company has made corresponding changes to similar language found elsewhere in the Second Amended Registration Statements.

3.	We note your response to our prior comment 8. We are unable to locate the disclosure under “Our Business” that you refer to in your response letter. In one of your introductory paragraphs on page 1 please disclose when you were recently formed and clarify that you do not anticipate generating revenues until you receive your vessels which are scheduled for delivery between 2015 and 2016, unless you charter-in vessels or acquire recently delivered newbuilding vessels that generate revenue.

The Company has revised the first paragraph under “Our Business” on page 1 of the Second Amended Registration Statement on Form F-1 and on page 1 of the Second Amended Registration Statement on Form F-4 to include the language requested by the Staff. The Company has made corresponding changes to similar language found elsewhere in the Second Amended Registration Statements.

4.	We note your response to our prior comment 10. Please revise the fourth paragraph to clarify how you will finance the acquisition of vessels for which you have entered into letters of intent. It is not clear from your disclosure whether you plan to use additional financing. Additionally, please revise to disclose the material terms of the letters of intent in an appropriate section of the prospectus and file the letters of intent as exhibits to your registration statement.

The Company has revised its disclosure throughout the Second Amended Registration Statements to remove references to the letters of intent for vessel purchases. The Company advises the Staff that it does not consider these agreements to be material contracts not within the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K. The Company routinely enters into these agreements when negotiating shipbuilding contracts in the ordinary course of its business. Such letters of intent are non-binding and subject to the negotiation and execution of definitive documentation. As such, the terms and conditions of these agreements change and such agreements may be terminated by either party at any time. The Company believes the disclosure of such agreements would cause investor confusion due to the fluid nature of these agreements.

Our Relationship with the Scorpio Group, page 2

5.	We note your response to our prior comment 16. Please revise the last paragraph on page 2 to disclose the risks and conflicts discussed in the risk factor “Our President, Chief Executive Officer, Chief Financial Officer and our Chief Operating Officer…” on page 30.

The Company has revised the fourth paragraph under “Our Relationships with the Scorpio Group” on page 3 of the Second Amended Registration Statement on Form F-1 and on page 3 of the Second Amended Registration Statement on Form F-4 to include the language requested by the Staff. The Company has made corresponding changes to similar language found elsewhere in the Second Amended Registration Statements.

Our Fleet, page 3

6.	We note the reference to “purchase options that [you] may exercise to acquire additional vessels.” Please briefly describe the purchase options and clarify whether they are terms of the shipbuilding contracts. To the extent that these are separate material agreements, please revise to also file them as exhibits. Also clarify that you have not secured any financing to acquire any optional vessels.

As discussed with the SEC Staff by telephone on November 26, 2013, the purchase options referred to in the Staff’s comment are stand alone options pursuant to which the Company has been granted an option by a shipyard to purchase a vessel on certain terms in the future. The purchase options do not form a part of a shipbuilding contract for the particular vessel, and the terms of a definitive shipbuilding contract that the Company has with a particular yard are not impacted by whether that yard grants, or does not grant, an option to the Company. The Company does not view the purchase options as material contracts not entered into within the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K because the purchase options are not binding obligations of the Company. In addition, many of the options do not materialize into binding commitments. That the Company does not view the purchase options as material contracts is evidenced by the fact that the Company does not consider options to purchases vessels when describing its anticipated Initial Fleet in the prospectus, nor does it otherwise disclose the entry into purchase options. Further, the Company believes that listing options may lead to potential confusion among investors about the size of the Company’s anticipated fleet. As discussed with the SEC Staff via telephone on November 26, 2013, the Company has removed references to the purchase options in its footnote to the fleet table on page 4 of the Second Amended Registration Statement on Form F-1 and on page 4 of the Second Amended Registration Statement on Form F-4.

Management of Our Business, page 4

Commercial and Technical Management, page 4

7.	We note that the first sentence states that your vessels “are” managed by SCM note that you currently have no vessels in your fleet. Please revise the sentence to reflect this.

The Company has revised the first paragraph under “Management of Our Business” on page 6 of the Second Amended Registration Statements to clarify that the commercial and technical management services provided under the Master Agreement will be provided with respect to each vessel upon the delivery of the vessel to us. The Company has made corresponding changes to similar language found elsewhere in the Second Amended Registration Statements.

Administrative Services Agreement, page 5

8.	We note your response to our prior comments 15 and 18. You state in your response to us that Scorpio Services Holdings Limited “is expected” to enter into an agreement pursuant to which it will agree not to directly own any drybulk carrier of greater than 30,000 dwt for so long as the Administrative Services Agreement described in the Registration Statements is in force. However, you state on page 5 that SSH “has agreed” not to own any such drybulk carriers. Please reconcile these statements either by revising your prospectus or providing us a clarifying explanation in your next response letter.

The Company supplementally advises the Staff that the Company has entered into the Administrative Services Agreement effective as of September 27, 2013, pursuant to which Scorpio Services Holdings Limited has agreed that it will not own a drybulk carrier of greater than 30,000 dwt during the term of the Administrative Services Agreement.

Our Competitive Strengths, page 5

Access to attractive acquisition and chartering opportunities, page 6

9.	We note your response to our prior comment 24. We note that there are dry bulk shipping companies in the marketplace with long operating histories, large fleets, and established relationships through affiliates or otherwise. Please delete the reference to “commercial advantage” from your affiliation with Scorpio Group.

The Company has revised the fourth paragraph under “Our Competitive Strengths” on page 8 of the Second Amended Registration Statements to remove references to any “commercial advantages” resulting from the Company’s affiliation with the Scorpio Group. The Company has made corresponding changes to similar language found elsewhere in the Second Amended Registration Statements.

Optimizing vessel revenues primarily through spot market exposure, page 6

10.	Given that the Scorpio Ultramax Pool and Scorpio Kamsarmax Pool have not yet been formed and have no operating history it seems that you do not have an objective basis for your stated belief that you will experience “operating advantages” such as “exceed[ing] the revenue generated by comparable vessels employed outside of the pools.” Please remove this statement.

The Company has revised the second paragraph under “Our Business Strategies” on page 8 of the Second Amended Registration Statements to remove the reference to the Company’s belief that it will experience any “operating advantages” as a result of its participation in the chartering pools. The Company has made corresponding changes to similar language found elsewhere in the Second Amended Registration Statements.

Management’s Discussion and Analysis, page 41

Liquidity and Capital Resources, page 43

Proposed Senior Secured Credit Facility, page 43

11.	We note your response to our prior comment 12. You state that you expect to enter into the Credit Facility “prior to completion of the IPO.” According to the disclosure on page 43, it appears that you entered into a term sheet for a credit facility for up to $330 million on October 15, 2013. Please tell us if you expect to enter into the credit facility prior to effectiveness. In addition, if you intend to enter into the credit facility prior to effectiveness, please confirm to us that you will revise to disclose the material terms of the credit agreement and that you will revise each of the risk factors under the section “Risks Related to Our Indebtedness” beginning on page 30. Lastly, please confirm that you will file the respective credit agreement.

The Company supplementally advises the Staff that the Company does not expect to enter into definitive documentation for its expected credit facility prior to effectiveness. To the extent that the Company does enter into the credit facility prior to effectiveness, the Company confirms that it will file the credit agreement as an exhibit to the Registration Statements.

Industry and Market Conditions, page 45

12.	We note reference to “the incomplete nature of the statistical information” in the first paragraph. Please revise to state that you believe and act as though the market data presented are reliable and accurate.

The Company has revised the first paragraph under “Industry and Market Conditions” on page 56 of the Second Amended Registration Statement on Form F-1 and on page 58 of the Second Amended Registration Statement on Form F-4 to state that the Company believes and acts as though the market data provided in this section is reliable and accurate.

Security Ownership of Certain Beneficial Owners and Management, page 80

13.	We note your response to our prior comment 37, and we reissue the comment. You state in your response to us that you have updated your disclosure to include the investors that own more than 5% of your common shares. Please revise the disclosure as you have indicated or please advise.

The Company has revised the Section “Security Ownership of Certain Beneficial Owners and Management” on page 102 of the Second Amended Registration Statement on Form F-1 and on page 103 of the Second Amended Registration Statement on Form F-4 to include all current shareholder of more than 5% of the Company’s total issued and outstanding common shares.

14.	We note your response to our prior comment 38; however, we could not locate the updated disclosure. Please revise to fill in the placeholders for ownership information for directors and executive officers and for shareholders in the United States.

The Company has revised the Section “Security Ownership of Certain Beneficial Owners and Management” on page 102 of the Second Amended Registration Statement on Form F-1 and on page 103 of the Amended Registration Statement on Form F-4 to provide the beneficial ownership information for the Company’s 5% or greater shareholders, directors and executive officers. The Company supplementally advises the Staff that the Company will update the Registration Statement on Form F-4 to reflect the changes in beneficial ownership following the IPO.

15.	We note that you have removed the phrase “and IPO” from the first two columns so that they only reflect ownership prior to the Exchange Offer. Please revise to clarify whether these columns reflect beneficial ownership prior to the Exchange Offer and IPO. We note that the last two columns reflect beneficial ownership after the Exchange Offer and IPO.

The Company has revised the Section “Security Ownership of Certain Beneficial Owners and Management” on page 103 of the Second Amended Registration Statement on Form F-4 to state that the first two columns reflect the ownership of 5% or greater shareholders and directors and executive officers prior to the Exchange Offer and the IPO.

The Exchange Offer, page 81

Expiration Date; Extensions; Amendments; Termination, page 83

16.	We note your response to our prior comment 42. We note on page 84 that notice of an extension of the exchange offer “may” contain information regarding the number of shares exchanged to date. Please tell us how this is consistent with Exchange Act Rule 14e-1(d).

The Company has revised the Section “The Exchange Offer” on page 106 of the Second Amended Registration Statement on Form F-4 to state that an extension of the exchange offer “shall” contain information regarding the number of shares exchanged as per Exchange Act Rule 14e-1(d).

17.	We note your response to our prior comment 43, and we reissue the comment. We are unable to locate the revised disclosure to which you refer. Please revise the first bullet in this section to clarify in what circumstances you will delay acceptance.

The Company has revised the Section “The Exchange Offer” on page 107 of the Second Amended Registration Statement on Form F-4 to clarify under the first bullet point that it will delay acceptance of any Original Shares due to an extension of the Exchange Offer.

Conditions of the Exchange Offer, page 86

18.	We note that the condition is for “[y]our sole benefit and may be asserted by to clarify the objective standard you will use for the determination of whether the condition has been satisfied.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 109 of the Second Amended Registration Statement on Form F-4 to clarify that the condition will be determined by the Company in its sole discretion after consultation with its U.S. legal counsel.

Audited Financial Statements

Related Party Transactions

19.	We note your revised disclosure to our prior comment 45; however, we do not consider the revisions to be fully responsive to our comment. In this regard, please expand your disclosure in the notes to the financial statements to state your Co-founder, Chairman and CEO, Emanuele Lauro, is a member of the Lolli-Ghetti family which owns and controls SCM, your commercial manager, and SSM, your technical manager.

In response to the Staff’s comment, the Company has amended its disclosure in Note 9 to the Consolidated Financial Statements to the Second Amended Registration Statements to include the following statement: “In addition, our Co-founder, Chairman and Chief Executive Officer, Emanuele Lauro, is a member of the Lolli-Ghetti family, which owns and controls SCM, our commercial manager, and SSM, our technical manager.”

Part II, Page II-1

20.	Please consider revising Part II of the registration statement to remove duplicative information. We note, for example, that the heading for Part II begins on Page II-1 and then again on Page II-4. We also note that the Indemnification portion is included twice.

The Company notes the Staff’s comment and has removed the duplicative information referenced above from the Second Amended Registration Statement on Form F-4.

Exhibit Index

21.	We note your response to our prior comment 49 and the fact that you are dependent on the newbuilding vessels to generate revenue as you are a newly formed company. Additionally, you are contractually obligated to make payments under the shipbuilding contracts. We further note that you have not filed any material contracts and you also do not have any charter agreements. Due to the size of the contracts and your recent development, we believe that the shipbuilding contracts are material to you at this time. Please file the shipbuilding contracts in your next amendment or advise.

As discussed with the SEC Staff via telephone on November 26, 2013, the Company advises the Staff that it will be filing a form of shipbuilding contract with each yard with which it has entered into a definitive shipbuilding agreement. The Company believes that the form of shipbuilding contract, together with the existing information about the vessels in its Initial Fleet, including the vessel size, expected delivery date and the aggregate vessel prices, contained in the prospectus, provides investors with the material terms set forth in its shipbuilding agreements due to the fact that the shipbuilding agreements with a particular yard are very similar in nature. The Company does not propose to provide any vessel names or pricing terms in the forms of shipbuilding agreements. Further, the Company believes that due to the timing of its planned initial public offering, the filing of all of its shipbuilding contracts as exhibits to the Second Amended Registration Statements will prove logistically burdensome. The Company is preparing the forms of shipbuilding contracts referenced above for filing, but due to the size of the shipbuilding contracts, the Company’s shipbuilding contracts will be filed in a separate exhibits-only filing as soon as the exhibits are prepared.

22.	We note that counsel must file finalized and executed legal opinions. Please revise to remove “form of” to describe the legal opinions.

The Company supplementally advises the Staff that it has filed the opinions of its counsel with the Second Amended Registration Statements and has revised the Exhibit Index accordingly.

Registration Statement on Form F-1

Dilution, page 40

23.	Please explain to us how you calculated adjusted net tangible book value of $822.2 million. As part of your response, provide us with your computation.

The Company supplementally advises the Staff that adjusted net tangible book value as of September 30, 2013 of $822.2 million reflects the following adjustments to shareholders’ equity of $242.4 million as of September 30, 2013: (a) the proceeds from settlement in October 2013 of the amount due from shareholders denominated in foreign currency appearing on the Company’s September 30, 2013 consolidated balance sheet and (b) the proceeds of the Company’s October 2013 Private Placement. The computation of these adjustments is as follows:

Net tangible book value as of September 30, 2013	$242,367,612
October proceeds from Due from shareholders as of September 30, 2013	288,822,042	(1)
Proceeds from October private placement	291,000,000

Adjusted net tangible book value as of September 30, 2013	$822,189,654

(1)	Due from shareholders of $287,875,677 appears on the Company’s consolidated balance sheet as of September 30, 2013 as a contra-equity account. Such amount was denominated in Norwegian Krona and was valued at the closing exchange rate as of September 30, 2013. When payment was received in early October 2013, the Company received $288,822,042. The Company also recorded an exchange gain in October 2013 which was recorded as a reduction of its accumulated deficit.

24.	In a related matter, please explain to us how you calculated adjusted net tangible book value per share of $ 8.11. It appears that the calculation includes restricted shares of your comment stock issued to officers as part of your equity incentive plan subsequent to September 30, 2013. If true, please revise to exclude such shares.

The Company advises the Staff that calculation of adjusted net tangible book value per share under “Dilution” in the First Amended Draft Registration Statement included 4,155,000 shares of the Company’s restricted common stock issued by the Company. As per the Staff’s comment, the Company has revised its disclosure on page 48 of the Second Amended Registration Statement on Form F-1 to exclude these restricted shares from the calculation and net tangible book value per share has been revised to $8.46.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton